Resolutions Adopted by the Extraordinary Shareholders' Meeting of February 5th 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, during the Extraordinary Shareholders’ Meeting held on February 5, 2026, at 8:40 a.m., duly convened in accordance with the legal and statutory requirements applicable to the Company, the shareholders approved the election of the members of Ecopetrol’s Board of Directors for the remainder of the 2025–2029 term, pursuant to Article 187, paragraph 4, of the Colombian Commercial Code. The shareholders also addressed the remaining items on the agenda, as detailed below:

i.	Approval of the Agenda

The agenda proposed for the meeting was approved.

ii.	Appointment of the Chair of the General Shareholders’ Assembly

Germán Ávila, Minister of Finance and Public Credit, was appointed as Chair of the Assembly.

iii.	Appointment of the Elections and Vote Counting Committee of the General Shareholders’ Assembly

The Elections and Vote Counting Committee proposed by shareholder Carolina María Zarama was appointed.

iv.	Appointment of the Minutes Review and Approval Committee of the General Shareholders’ Assembly

The Minutes Review and Approval Committee proposed by shareholder Amparo del Pilar González was appointed.

v.	Election of the Members of Ecopetrol’s Board of Directors for the Remainder of the 2025–2029 Term

The members of the Board of Directors elected by the shareholders for the 2025–2029 term are the following:

Slate Seat	Name	Status
First	Ángela María Robledo Gómez	Independent
Second	Carolina Arias Hurtado	Independent
Third	Juan Gonzalo Castaño Valderrama	Not independent
Fourth	Hildebrando Vélez Galeano	Independent
Fifht	Lilia Tatiana Roa Avendaño	Not independent
Sixth	Alberto José Merlano Alcocer	Not independent
Seventh	César Eduardo Loza Arenas	Not independent
Eight	Ricardo Rodriguez Yee	Independent
Nineth	Luis Felipe Henao Cardona	Independent

Shareholders cast their votes on each item on the agenda as follows:

Matter Submitted to the Consideration of the General Shareholders’ Assembly	Affirmative Vote	Negative Vote	Null Vote	Abstention
Approval of the agenda	99.96954947%	0.00007876%	0.0000025%	0.03036927%
Appointment of the Chair of the General Shareholders’ Assembly	99.96949216%	0.00013608%	0.0000025%	0.03036927%
Appointment of the Elections and Vote Counting Committee	99.96946845%	0.00013603%	0.00002624%	0.03036927%
Appointment of the Minutes Review and Approval Committee	99.94844289%	0.00013608%	0.00002624%	0.05139479%
Election of the members of the Board of Directors for the remainder of the 2025–2029 term	95.17949026%	4.81940727%	0.00000664%	0.00109583%

Bogota D.C., February 5th, 2025

-------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co